UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              EMERITUS CORPORATION
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                    291005106
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                                 (CUSIP Number)

                                   Adam Anhang
                         Northstar Capital Partners, LLC
                         527 Madison Avenue, 17th Floor
                            New York, New York 10022
                                 (212) 319-3400
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                                    Copy to:
                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 291005106

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES
             ONLY)
          Merit Partners, LLC - EIN  13-3972848
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) /X/

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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          AF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          The Reporting Person is organized under the laws of New York
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                             7         SOLE VOTING POWER

        NUMBER OF                      1,373,626
          SHARES            _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,373,626
                            ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,373,626
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             / /
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            approximately 11.1%
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14        TYPE OF REPORTING PERSON

          00 - Limited Liability Company
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


                                  SCHEDULE 13D

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CUSIP No. 291005106

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES
             ONLY)
          George Soros (in the capacity described herein)
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) /X/

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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          PF
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)


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6         CITIZENSHIP OR PLACE OF ORGANIZATION The reporting person is a citizen of the United States
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                             7         SOLE VOTING POWER

        NUMBER OF                      0
           SHARES            _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY                      0
           EACH
         REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       0
                             ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0(1)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
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14        TYPE OF REPORTING PERSON
          IN; IA
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1  See Item 5.

                                  SCHEDULE 13D

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CUSIP No. 291005106

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES
             ONLY)
          Soros Family Partners, L.P.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) /X/

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3         SEC USE ONLY

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4         SOURCE OF FUNDS
          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          The Reporting Person is organized under the laws of Delaware
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                             7         SOLE VOTING POWER

        NUMBER OF                      0
           SHARES            _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        0
         REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       0
                             ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0(1)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             / /

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
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14        TYPE OF REPORTING PERSON

          PN
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----------

1  See Item 5.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, $.0001 par value (the "Common Shares"), of Emeritus Corporation (the "Issuer"), an entity incorporated under the laws of the State of Washington, whose principal executive offices are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121. The Common Shares are issuable upon conversion of the Series A Convertible Exchangeable Redeemable Preferred Stock, $.0001 par value (the "Preferred Shares") of the Issuer.

Item 2.  Identity and Background.

     This statement is filed by Merit Partners, LLC ("MP"), Soros Family Partners, L.P. ("SFP") and Mr. George Soros.

     MP is a New York limited liability company. The principal business address and address of the principal office of MP is 527 Madison Avenue, 17th Floor, New York, New York 10022. MP is a newly formed entity created to hold the Preferred Shares of the Issuer. MP has two (2) members, Merit Operating, LLC ("MO"), which holds a 10% interest, and Merit Equities, LLC ("ME"), which holds a 90% interest. Both MO and ME are New York limited liability companies whose address is 527 Madison Avenue, 17th Floor, New York, New York 10022. Each of MO and ME was formed for the purpose of holding the interest in MP. ME has three (3) members, MI Manager, LLC ("MI"), which initially holds an interest of approximately 1%, SFP, which initially holds an interest of approximately 49.5%, and George Soros, who initially holds an interest of approximately 49.5%. MI is a New York limited liability company whose address is 527 Madison Avenue, 17th Floor, New York, New York 10022. MI was formed for the purpose of holding the interest in ME. MI's sole member is Northstar Capital Partners, LLC ("NCP"). SFP is a Delaware limited partnership whose principal business is investing in securities. The principal business address and the address of the principal office of SFP is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The general partners of SFP are Gary Gladstein and Robert Soros. The business address of Gary Gladstein is 888 Seventh Avenue, 33rd Floor, New York, New York 10106, and his principal occupation is serving as a Managing Director of Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"). Gary Gladstein is a United States citizen. The business address of Robert Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106, and his principal occupation is his position as an employee of SFM LLC and as a private investor. Robert Soros is a United States citizen. The business address of George Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106, and his principal occupation is the direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC. George Soros is a United States citizen. MO has two (2) members, Northstar Operating, LLC ("Northstar"), which holds a 99% interest, and Polaris Associates, LLC ("Polaris"), which holds a 1% interest. Polaris is a Delaware limited liability company whose address is 527 Madison Avenue, 17th Floor, New York, New York 10022. Polaris was formed for the purpose of holding interests in various affiliates of Northstar. Polaris has two (2) members, Sextant Operating Corp. ("Sextant"), which holds a 1% interest, and Northstar, which holds a 99% interest. Sextant is a Delaware corporation whose address is 527 Madison Avenue, 17th Floor, New York, New York 10022. Sextant was formed for the purpose of holding the interest in Polaris. Sextant is 100% owned by Northstar. Northstar is a Delaware limited liability company whose address is 527 Madison Avenue, 17th Floor, New York, New York 10022. Northstar was formed for the purpose of acquiring equity interests in various real estate ventures. Northstar has two (2) members, NCP, which holds a 99% interest, and Northstar Capital Holdings I, LLC ("NCHI"), which holds a 1% interest. Both NCP and NCHI are Delaware limited liability companies whose business address is 527 Madison Avenue, 17th Floor, New York, New York 10022. Each of NCP and NCHI was formed for the purpose of holding the interest in Northstar. NCP has two (2) members, NCHI, which holds a 74.75% interest, and Northstar Capital Holdings II, LLC ("NCHII"), which holds a 25.25% interest. The business address for NCHII is 527 Madison Avenue, 17th Floor, New York, New York 10022. NCHII, a Delaware limited liability company, was formed for the purpose of holding its interest in NCP. NCHII has three members, NCHI, which holds a 99% interest, Edward Scheetz, who holds 0.5% interest, and David Hamamoto, who holds 0.5% interest. Mr. Scheetz, a U.S. citizen whose business address is 527 Madison Avenue, 17th Floor, New York, New York 10022, is a founding member of NCP. Mr. Hamamoto, a U.S. citizen whose business address is 527 Madison Avenue, 17th Floor, New York, New York 10022, is a founding member of NCP. NCHI has two members, Mr. Scheetz and Mr. Hamamoto, each of whom holds a 50% interest.

     Pursuant to a certain Operating Agreement, dated as of October 24, 1997 (the "Operating Agreement"), by and between MO and ME, SFP and George Soros (collectively, the "Soros entities") have the right to initiate a liquidation procedure with respect to MP in the event that (i) either David Hamamoto or Edward Scheetz shall cease to be active in the management of MO, (ii) MO or any of its principals or affiliates shall have committed any fraud, (iii) the Soros entities determine, at any time after October 24, 2000, to liquidate their investment in the Issuer or (iv) if at any time after October 24, 1998, the average closing price of the Common Shares for any period of 45 consecutive trading days shall be less than 75% of the average closing price thereof for the 45 consecutive trading days preceding October 24, 1997.

     The Operating Agreement is annexed hereto as Exhibit 2 and is hereby incorporated by reference herein.

     During the five years prior to the date hereof, none of (a) MP nor to MP's knowledge any member of MP, (b) SFP, Gary Gladstein or Robert Soros or (c) George Soros has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has been (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     The information contained herein concerning SFP and George Soros has been provided by each of them, and they assume no responsibility for any other information contained herein.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Preferred Shares were purchased for $1,000 per share in cash pursuant to a Preferred Stock Purchase Agreement, dated as of October 24, 1997 (the "Stock Purchase Agreement") by and among the Issuer, as Seller, and MP, as purchaser.

     The source of funds used to pay for the Preferred Shares was a capital contribution received from the members of MP.

     The Stock Purchase Agreement is attached hereto as Exhibit 1 and is hereby incorporated by reference herein.

Item 4.  Purpose of Transaction.

     MP has acquired the Preferred Shares to obtain a substantial equity position in the Issuer for investment. Pursuant to a Shareholders' Agreement, dated as of October 24, 1997 (the "Shareholders' Agreement"), by and among the Issuer, Daniel R. Baty, B.F., Limited Partnership and MP, MP has certain rights to representation on the Issuer's Board of Directors and has veto power over certain actions of the Issuer. MP intends to exercise its rights under the Shareholders' Agreement to insure that the Issuer is operated in an efficient manner.

     The Shareholders' Agreement is annexed to the Stock Purchase Agreement as Exhibit C.

     Other than as described above, as of the date hereof, none of MP or its members or control persons has made any proposals to the Issuer which would result in (i) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of the Reporting Person; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or managers of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure;

(vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange; (ix) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

     MP intends to review its investment in the Issuer after the date hereof, and from time to time, in light of the Issuer's operations, prospects, business development and competitive and strategic matters. After such review, MP may change its intention with respect to proposing one or more actions to enhance shareholder value or to effect a change of control of the Issuer, including one or more of the matters described in clauses (i) through (x) above.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

     (a) 1,373,626 Common Shares; approximately 11.1% interest in Issuer;

     (b) sole power to vote - 1,373,626 Common Shares; sole power to dispose - 1,373,626 Common Shares;

     (c) On October 24, 1997, pursuant to the Stock Purchase Agreement, MP acquired from the Issuer an aggregate of 25,000 Preferred Shares (which shares are convertible into 1,373,626 Common Shares) for an aggregate cash purchase price of $25,000,000.

     (d) Persons other than the Reporting Persons have the right to receive dividends from the securities reported herein. ME is a 90% participant in MP, and would have the right to receive proceeds from the liquidation of the Common Shares if sold by MP.

     (e) Not applicable.

     Neither SFP nor George Soros currently exercises voting or dispositive power over any of the securities reported herein. However, by virtue of certain provisions of the limited liability company agreements of MP and ME, each of SFP and George Soros, under certain circumstances, has certain rights with respect to the Common Shares including, after October 24, 2000, the right to initiate the liquidation of MP.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

     Other than the Stock Purchase Agreement attached hereto as Exhibit 1 and the agreements attached as exhibits to the Stock Purchase Agreement, there are no contracts, arrangements, understandings or relationships among MP, any of the persons or entities described in Item 2 and the Issuer with respect to securities of the Issuer.

Item 7.  Items to be Filed as Exhibits.

Exhibit 1 Preferred Stock Purchase Agreement, dated as of October 24, 1997, by and among Emeritus Corporation, as Seller, and Merit Partners, LLC, as Purchaser.

Exhibit 2 Operating Agreement, dated as of October 24, 1997, by and between Merit Operating, LLC and Merit Investor, LLC.

Exhibit 3         Joint Filing Agreement pursuant to Rule 13d-1(f).

Exhibit 4         Power of Attorney.

                                   Signatures


     The undersigned certify that, after reasonable inquiry and to the best of their respective knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.

November 3, 1997

                                 MERIT PARTNERS, LLC


                                 By:  MERIT OPERATING, LLC


                                 By:  NORTHSTAR OPERATING, LLC


                                 By:  /s/ W. Edward Scheetz
                                      ------------------------------
                                      Name:  W. Edward Scheetz
                                      Title: Authorized Signatory

                                 /s/ Sean C. Warren
                                 -----------------------------------
                                 GEORGE SOROS
                                 By:  Sean C. Warren,
                                      Attorney-in-Fact


                                 SOROS FAMILY PARTNERS, L.P.


                                 By: /s/ Gary Gladstein
                                     -----------------------------
                                     Name:   Gary Gladstein,
                                     Title:  General Partner